Exhibit (d)(28)

DaVita Inc.

Restricted Stock Units Agreement under the

DaVita HealthCare Partners Inc. 2011 Incentive Award Plan

and Long-Term Incentive Program

This Restricted Stock Unit Agreement (this “Agreement”) is dated as of the Grant Date indicated below by and between DaVita Inc., a Delaware corporation (formerly known as DaVita HealthCare Partners Inc., and referred to herein as the “Company”) and the Grantee pursuant to the DaVita HealthCare Partners Inc. 2011 Incentive Award Plan, as amended and restated (the “Plan”).

Primary Terms

Grantee:	«Grantee»

Address:	«Address_1» «City», «State» «Zip»

Grant Date:	«Grant_Date»

Number of Units:	«RSU_Award»

Vesting Schedule:	June 1, 2020

Plan Name:	2011 Incentive Award Plan

Plan ID#:	FVA3

This Agreement includes this cover page and the following Exhibits, which are expressly incorporated by reference in their entirety herein:

Exhibit A – General Terms and Conditions

Exhibit B – Events Causing Full Vesting of Awards

Grantee hereby expressly acknowledges and agrees that he or she is an employee at will and may be terminated by the Company or its applicable Affiliate at any time, with or without cause. By accepting this award, Grantee hereby acknowledges he or she has a copy of the Plan, and accepts and agrees to the terms and provisions of this Agreement and the Plan. Capitalized terms that are used but not defined in this Agreement shall have the meanings set forth in the Plan.

IN WITNESS WHEREOF, the Company and the Grantee have executed this Agreement effective as of the Grant Date.

DaVita Inc.

Eric G. Severson Chief People Officer, Kidney Care

DaVita Inc.

Restricted Stock Units Agreement

Exhibit A – General Terms and Conditions

For valuable consideration, the receipt of which is acknowledged, the parties hereto agree as follows:

1. Grant of Restricted Stock Units. The Company hereby grants to Grantee this award (the “Award”) of «RSU_Award» restricted stock units (“Restricted Stock Units” or “Units”) under the Plan, subject to adjustment, forfeiture and the other terms and conditions set forth below. This Award represents Grantee’s right to receive shares of common stock of the Company (“Common Stock”), subject to Grantee’s fulfillment of the vesting and other conditions set forth in this Agreement.

2. Vesting Conditions. This Award of Restricted Stock Units shall vest as indicated on the Vesting Schedule on the front page.

3. Conversion of Restricted Stock Units and Stock Issuance. One share of Common Stock (each a “Share”) will become issuable to Grantee for each Restricted Stock Unit that vests on the vesting date, subject to any reduction in the number Shares pursuant to Section 6 below, with such Shares to be distributed to the Grantee within 60 days following the vesting date or vesting event, subject to Section 13 below and Exhibit B. The number of Shares issuable to Grantee, after any reduction pursuant to Section 6, shall be rounded down to the nearest whole number of Shares.

4. Termination of Employment. Except as set forth in Exhibit B or pursuant to the terms of any written employment or similar agreement between the Grantee and the Company or a Subsidiary thereof in effect on the Grant Date, Restricted Stock Units will cease vesting upon the date Grantee’s employment with the Company or any Affiliate is terminated for any reason. Upon the date that Grantee ceases being an Employee for any reason other than as expressly contemplated in Exhibit B or pursuant to the terms of any written employment or similar agreement between the Grantee and the Company or a Subsidiary thereof in effect on the Grant Date, Grantee will forfeit his or her right to any unvested Restricted Stock Units.

5. Rights to Shares. Grantee shall not have any rights to the Shares subject to the Award, including without limitation, voting rights and rights to dividends, unless and until the Shares shall have been issued by the Company and held of record by or for benefit of Grantee.

6.	Taxes

(a)

Generally. Grantee is ultimately liable and responsible for all taxes under all applicable federal, state, local or other laws or regulations (the “Required Tax Payments”) owed in connection with the Award, regardless of any action the Company or any of its subsidiaries or affiliates takes with respect to any tax withholding obligations that arise in connection with the Award. Neither the Company nor any of its Affiliates makes any representation or undertaking regarding the treatment of any tax withholding in connection with the grant or vesting of the Award or the subsequent sale of Shares issuable pursuant to the Award. The Company and its subsidiaries and affiliates do not commit and are under no obligation to structure the Award to reduce or eliminate Grantee’s tax liability.

(b)

Payment of Withholding Taxes. As a condition precedent to the delivery to the Grantee of any Shares upon vesting of the Award, the Grantee shall satisfy the Required Tax Payments by the Company withholding from the Shares otherwise to be delivered to the Grantee pursuant to the Award a whole number of Shares having a Fair Market Value, determined as of the date the obligation to withhold or pay taxes first arises in connection with the Award (the “Tax Date”), equal to the Required Tax Payments, with the number of Shares withheld rounded up to the nearest whole Share. Notwithstanding the foregoing, the Company (or, in the case of a Grantee subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Committee) may, in its sole discretion, establish alternative methods for the Grantee to satisfy the Required Tax Payments, which may include, without limitation, a cash payment, proceeds from the sale of Shares otherwise issuable to Grantee, or delivery (either actual delivery or by attestation procedures established by the Company) to the Company of previously owned whole Shares, in each case, having an aggregate value, determined as of the Tax Date, equal to the amount necessary to satisfy the Required Tax Payments.

7. Assignment. Grantee’s interest in this Award may not be assigned or alienated, whether voluntarily or involuntarily.

8. Meaningful Reduction in Responsibilities. If there is a meaningful reduction, determined in the Company’s sole discretion, in both Grantee’s duties and responsibilities and the level of Grantee’s regular cash compensation for an extended or indefinite period of time, the Company reserves the right to unilaterally revoke some or all of the unvested portion of this Award.

9. Clawback Provision. Notwithstanding any other provision in this Agreement to the contrary, Grantee shall be subject to the written policies of the Company’s Board of Directors as well as laws and regulations applicable to Company executives, including without limitation any Board policy relating to recoupment or “clawback” of compensation arising from this Award, and rules adopted pursuant to the Dodd-Frank Act, and any other Board policy, law or regulation relating to recoupment or “clawback” of compensation that may exist from time to time during Grantee’s employment by the Company and thereafter. Without limiting the generality of the foregoing, Grantee and this Award shall be subject to the Company’s Incentive Compensation Clawback Policy approved by the Company’s Board of Directors on December 5, 2014 as the same may be amended from time to time, including certain provisions thereof that would allow the Company to recover any value conferred upon Grantee by this Award and/or cancel all or a part of this Award in the event of any “significant misconduct” (as defined in such policy) by Grantee or a subordinate employee of Grantee, if Grantee is at the level of Senior Vice President or above in the Company’s domestic dialysis business, or in a role that provides support to the Company’s domestic dialysis business. The provisions of this Section 9 are in addition to and not in lieu of any other remedies available to the Company in the event Grantee violates the Policies (as defined herein below), or any laws or regulations.

10. Amendments. Except as otherwise provided in Section 8, this Agreement and the Award may be amended only by means of a written document signed by both Grantee and the Company.

11. Change of Control of the Company. In the event of a Change of Control, the entire Award may vest immediately. The specific provisions regarding circumstances in which full vesting would occur are set forth in Exhibit B.

12.	Non-Competition/Non-Solicitation/Non-Disclosure

Non-Competition. Grantee acknowledges and recognizes the highly competitive nature of the business of the Company and accordingly agrees that while Grantee is an employee of the Company and for the Non Compete Term (3 mo. Manager, 6 mo. Director, 1 yr. VP and above) period following termination of such relationship for any reason (whether voluntary or involuntary) (the “Restricted Period”), Grantee shall not, as an employee, independent contractor, consultant, or in any other form, prepare to provide or provide any of the same or similar services that Grantee performed during his/her employment with or service to the Company for any other individual, partnership, limited liability company, corporation, independent practice association, management services organization, or any other entity (collectively, “Person”) that competes in any way with the area of business of the Company, or any of its subsidiaries or affiliates, in which Grantee worked and/or performed services. For purposes of the above, preparing to provide any of the same or similar services includes, but is not limited to, planning with any Person on how best to compete with the Company or any of its subsidiaries or affiliates, or discussing the Company’s, or any of its subsidiaries’ or affiliates’ business plans or strategies with any Person.

Grantee further agrees that during the Restricted Period, Grantee shall not own, manage, control, operate, invest in, acquire an interest in, or otherwise engage in, act for, or act on behalf of any Person (other than the Company and its subsidiaries and affiliates) engaged in any activity that Grantee was responsible for during Grantee’s employment with or engagement by the Company where such activity is similar to or competitive with the activities carried on by the Company or any of its subsidiaries or affiliates.

Grantee acknowledges that during the Restricted Period, Grantee may be exposed to confidential information and/or trade secrets relating to business areas of the Company or any of its subsidiaries or affiliates that are different from and in addition to the areas in which Grantee primarily works for the Company (the “Additional Protected Areas of Business”). As a result, Grantee agrees he/she shall not own, manage, control, operate, invest in, acquire an interest in, or otherwise act for, act on behalf, or provide the same or similar services to, any Person that engages in the Additional Protected Areas of Business.

Grantee acknowledges and agrees that the geographical limitations and duration of this covenant not to compete are reasonable.

To the extent that the provisions of this Section 12(a) conflict with any other agreement signed by Grantee relating to non-competition, the provisions that are most protective of the Company’s, and any of its subsidiaries’ or affiliates’, interests shall govern.

(b) Non-Solicitation. Grantee agrees that during the term of his/her employment and/or service to the Company or any of its subsidiaries or affiliates and for the one-year period following the termination of his/her employment and/or service for any reason (whether voluntary or involuntary), Grantee shall not (i) solicit any of the Company’s, or any of its subsidiaries’ or affiliates’, employees to work for any Person; (ii) hire any of the Company’s, or any of its subsidiaries’ or affiliates’, employees to work (as an employee or an independent contractor) for any Person; (iii) take any action that may reasonably result in any of the Company’s, or any of its subsidiaries’ or affiliates’, employees going to work (as an employee or an independent contractor) for any Person; (iv) induce any patient or customer of the Company, or any of its subsidiaries or affiliates, either individually or collectively, to patronize any competing business; (v) request or advise any patient, customer, or supplier of the Company, or any of its subsidiaries or affiliates, to withdraw, curtail, or cancel such person’s business with the Company, or any of its subsidiaries or affiliates; (vi) enter into any contract the purpose or result of which would benefit Grantee if any patient or customer of the Company, or any of its subsidiaries or affiliates, were to withdraw, curtail, or cancel such person’s business with the Company, or any of its subsidiaries or affiliates; (vii) solicit, induce, or encourage any physician (or former physician) affiliated with the Company, or any of its subsidiaries or affiliates, or induce or encourage any other person under contract with the Company, or any of its subsidiaries or affiliates, to curtail or terminate such person’s affiliation or contractual relationship with the Company, or any of its subsidiaries or affiliates; or (viii) disclose to any Person the names or addresses of any patient or customer of the Company, or any of its subsidiaries or affiliates.

(c) Non-Disclosure. In addition, Grantee agrees not to disclose or use for his or her own benefit or purposes or for the benefit or purposes of any Person other than the Company and any of its subsidiaries or affiliates, any trade secrets, information, data, or other confidential information relating to customers, development, programs, costs, marketing, trading, investment, sales activities, promotion, credit and financial data, financing methods, plans, or the business and affairs of the Company or any of its subsidiaries or affiliates (“Information”); provided, however, the foregoing shall not apply to (i) Information which is not unique to the Company or any of its subsidiaries or affiliates; (ii) Information which is generally known to the industry or the public other than as a result of Grantee’s breach of this covenant; or (iii) disclosure that is required by any applicable law, rule or regulation. If Grantee receives such a request to produce Information in his or her possession, Grantee shall provide the Company reasonable advance notice, in writing, prior to producing said Information, so as to give the Company reasonable time to object to Grantee producing said Information. Grantee also agrees that Grantee will not become employed by or enter into service with any Person other than the Company and any of its subsidiaries or affiliates in which Grantee will be obligated to disclose or use any Information, or where such disclosure would be inevitable because of the nature of the position. Grantee shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that: (1) is made (a) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney, and (b) solely for the purpose of reporting or investigating a suspected violation of law; or (2) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Disclosures to attorneys, made under seal, or pursuant to court order are also protected in certain circumstances under 18 U.S.C. § 1833.

(d) Nothing in this Agreement (including with respect to Confidential Information, Trade Secrets, and other obligations) is intended to be or will be construed to prevent, impede, or interfere with Grantee’s right to respond accurately and fully to any question, inquiry, or request for information regarding Grantee’s employment with the Company when required by legal process by a Federal, State or other legal authority, or from initiating communications directly with, or responding to any inquiry from, or providing truthful testimony and information to, any Federal, State, or other regulatory authority in the course of an investigation or proceeding authorized by law and carried out by such agency. Grantee is not required to contact the Company regarding the subject matter of any such communications before Grantee engages in such communications. In addition, nothing in this Agreement is intended to restrict Grantee’s legally protected right to discuss wages, hours or other working conditions with co-workers or in any way limit Grantee’s rights under the National Labor Relations Act or any whistleblower act.

(e) If, at any time (a) while Grantee is an employee of the Company or any of its subsidiaries or affiliates, or (b) within one (1) year after termination of Grantee’s employment with the Company, or any of its subsidiaries or affiliates, for any reason (whether voluntary or involuntary), whichever is the latest, Grantee (i) breaches the non-competition provision of Section 12(a); (ii) breaches the non-solicitation provision of Section 12(b); (iii) breaches the non-disclosure provision of Section 12(c); (iv) is convicted of a felony; (v) has been adjudicated by a court of competent jurisdiction of having committed an act of fraud or dishonesty resulting or intending to result directly or indirectly in personal enrichment at the expense of the Company or any of its subsidiaries or affiliates; or (vi) is excluded from participating in any federal health care program, then (1) this Agreement and the Award shall terminate effective on the date on which Grantee enters into such activity and (2) the Company may seek temporary, preliminary, and permanent injunctive relief to prevent any actual or threatened breach or continuation of any breach of this Agreement without the necessity of proving actual damages or posting a bond or other security (which Grantee hereby agrees to) and/or an order requiring Grantee to repay the Company any value, gain or other consideration received or realized by Grantee as a result of this Award or any Shares received pursuant to the Award. In the event of any conflict between the language of this Section 12(e), on the one hand, and the language of Section 9 of this Award or of the Company’s Incentive Compensation Clawback Policy as the same may be amended from time to time, on the other hand, the language of Section 9 of this Award and of the Company’s Incentive Compensation Clawback Policy shall be controlling. The provisions of this Section 12(e) are in addition to and not in lieu of any other remedies available to the Company in the event Grantee violates the Policies (as defined herein below), or any laws or regulations.

13. Section 409A of the Code. This Agreement and the Award are intended to be exempt from or meet the requirements of Section 409A of the Code, as applicable, and shall be interpreted and construed consistent with that intent. Notwithstanding any other provisions of this Agreement, to the extent that the right to any issuance of Shares or payment to Grantee hereunder provides for the “deferral of compensation” within the meaning of Section 409A(d)(1) of the Code, the issuance or payment shall be made in accordance with the following:

If Grantee is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code on the date of Grantee’s “separation from service” within the meaning of Section 409A(a)(2)(A)(i) of the Code (the “Separation Date”), then no such issuance of Shares or payment shall be made during the period beginning on the Separation Date and ending on the date that is six months following the Separation Date or, if earlier, on the date of Grantee’s death, if the earlier making of such issuance of Shares or payment would result in tax penalties being imposed on Grantee under Section 409A of the Code. The amount of any issuance of Shares or payment that would otherwise be made during this period shall instead be made on the first business day following the date that is six months following the Separation Date or, if earlier, the date of Grantee’s death. If the Grantee is subject to an employment or other agreement that specifies a time and form of payment that differs from the time and form of payment set forth in Exhibit B, then this Award shall be settled in accordance with such employment or other agreement to the extent required to comply with Section 409A of the Code in a manner permissible under the Plan.

14. Compliance. It is understood and agreed upon that at all times Grantee will act in full compliance with the Company’s Code of Conduct, Policies and Procedures, JV Compliance Handbook, MDA Compliance Handbook, Gift Policy and the credentialing process (collectively, the “Policies”).

Grantee may not improperly use something of value to attempt to induce or actually induce, either directly or indirectly, a patient to switch to, or continue to receive, treatment at a Company facility center in violation of the Policies. Inducement may include paying a patient, providing gifts, or otherwise providing something of value to a patient to switch to, or continue to receive treatment at a Company facility center. Grantee also may not attempt to induce or actually induce a referral source with something of value to obtain referrals in violation of the Policies.

If Grantee’s conduct, whether related to the Award granted under this Agreement or otherwise, violates the requirements of the immediately preceding two paragraphs, then Grantee will forfeit any unvested portion of the Award granted under this Agreement and be subject to immediate disciplinary action, up to and including termination. The provisions of this Section 14 are in addition to and not in lieu of any other remedies available to the Company in the event Grantee violates the Policies, or any laws or regulations.

If at any time Grantee has questions or concerns about the provisions in this Section 14, or suspects any improper conduct related to this initiative, Grantee should immediately contact his or her supervisor or Team Quest. Grantee also may anonymously and confidentially call the Company’s Compliance Hotline at 888-458-5848.

15. Compliance with Law. No shares of Common Stock shall be issued and delivered pursuant to a Unit unless and until all applicable registration requirements of the Securities Act of 1933, as amended, all applicable listing requirements of any national securities exchange on which the Common Stock is then listed, and all other requirements of law or of any regulatory bodies having jurisdiction over such issuance and delivery, shall have been complied with. In particular, the Committee may require certain investment (or other) representations and undertakings in connection with the issuance of securities in connection with the Plan in order to comply with applicable law.

If any provision of this Agreement is determined to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted by applicable law, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law. Furthermore, if any provision of this Agreement is determined to be illegal under any applicable law, such provision shall be null and void to the extent necessary to comply with applicable law, but the other provisions of this Agreement shall remain in full force and effect.

16. Electronic Delivery and Execution. You will not be able to initiate any stock transactions related to this award until you have accepted the terms of this award agreement. The Company may, in its sole discretion, decide to deliver any documents related to this Award or future awards made under the Plan by electronic means or request Participant’s consent to participate in the Plan by electronic means. Participant hereby consents to receive such documents by electronic delivery and, if requested, agrees to participate in the Plan through any on-line or electronic system established and maintained by the Company or another third party designated by the Company.

DaVita Inc.

Restricted Stock Units Agreement

Exhibit B – Events Causing Full Vesting Awards

Change of Control Vesting

In the event of a “Change of Control” (defined herein), this Award shall automatically vest in its entirety immediately prior to the effective date of a Change of Control if the “Acquiror” (defined herein) fails to assume, convert or replace this Award; provided, however, that to the extent distribution would not be permissible under Section 409A of the Code without adverse tax consequences, then the vested Award shall be settled upon its normal vesting date.

Termination involuntarily without Cause or due to resignation for Good Reason, death or Disability

In the event that Grantee’s employment with the Company terminates involuntarily without Cause or due to Grantee’s resignation for Good Reason, death or Disability (each as defined in the Employment Agreement, dated as of July 25, 2008 and amended effective December 31, 2014 and August 20, 2018, between the Company and Grantee, and as clarified by Grantee’s Executive Chairman Agreement, dated as of April 29, 2019 (the “Executive Chairman Agreement”)), prior to the vesting date, this Award shall automatically vest in its entirety upon such termination and shall be settled within 60 days following such termination, subject to Grantee’s (or Grantee’s estate’s) execution of a release agreement, as contemplated by the Executive Chairman Agreement.

“Change of Control” means:

(i) any transaction or series of transactions in which any person or group (within the meaning of Rule 13d-5 under the Exchange Act and Sections 13(d) and 14(d) under the Exchange Act) becomes the direct or indirect “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), by way of a stock issuance, tender offer, merger, consolidation, other business combination or otherwise, of greater than 50% of the total voting power (on a fully diluted basis as if all convertible securities had been converted and all warrants and options had been exercised) entitled to vote in the election of directors of the Company (including any transaction in which the Company becomes a wholly-owned or majority-owned subsidiary of another corporation);

(ii) any merger or consolidation or reorganization in which the Company does not survive;

(iii) any merger or consolidation in which the Company survives, but the shares of the Company’s Common Stock outstanding immediately prior to such merger or consolidation represent 50% or less of the voting power of the Company after such merger or consolidation; or

(iv) any transaction in which more than 50% of the Company’s assets are sold;

provided, however, that no transaction contemplated by clauses (i) through (iv) above shall constitute a Change of Control if both (x) the person acting as the Chief Executive Officer of the Company for the six months prior to such transaction becomes the Chief Executive Officer or the Executive Chairman of the Board of Directors of the entity that has acquired control of the Company as a result of such transaction (the “Acquiror”) immediately after such transaction and remains the Chief Executive Officer or Executive Chairman of the Board of Directors for not less than one year following the transaction and (y) a majority of the Acquiror’s board of directors immediately after such transaction consist of persons who were directors of the Company immediately prior to such transaction.

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